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                             October 23, 2023

       Jon Rousseau
       President and Chief Executive Officer
       BrightSpring Health Services, Inc.
       805 N. Whittington Parkway
       Louisville, Kentucky 40222

                                                        Re: BrightSpring Health
Services, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
29, 2023
                                                            CIK No. 0001865782

       Dear Jon Rousseau:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted September 29, 2023

       Industry and Market Data, page iii

   1. We note your response to comment 4 and your disclosure that "statements in this prospectus regarding
our $1.75 trillion combined market opportunity are based on the
                                                        Centers for Medicare &
Medicaid Services, or CMS, data, which projected Medicare
                                                        expenditures to be $944
billion and Medicaid expenditures to be $805 billion in 2022" and
                                                        "[t]he Company   s
platform is purpose-built to address the full continuum of care and pharmacy services
provided to patients in the United States today." Given that Medicare and Medicaid cover the
full spectrum of healthcare services in the United States, please revise statements
regarding your market opportunity to reflect the total addressable market for the two segments in
which you operate or explain in more detail how your business model addresses the
full continuum of healthcare services in the United States. For example, we note that
Medicare Part A covers things such as inpatient hospital care and
 Jon Rousseau
BrightSpring Health Services, Inc.
October 23, 2023
Page 2
         surgery which would appear to be a component of the projected $944 billion in expenditures but do not appear to be part of your business model. Finally, we also note your statement on page 2 of the prospectus that "[t]hese high-need and high-cost Senior and Specialty patients comprise a market of $1.75 trillion across our business." Please ensure that your estimated market opportunity is limited to the patient population you intend to serve. In this regard, we note that if the $1.75 trillion market opportunity represents the entirely of Medicare and Medicaid expenditures, the market opportunity could not be comprised solely of a subset of high-need and high-cost Senior and Specialty patients.
Summary, page 1

2. We note your response to previous comment 13, which we reissue in part. On page 11 you
         state:    Our customer service and quality metrics are best-in-class as compared to peers,
         such as time-to-first-fill (4.2 day average turnaround time), 96.9% overall Medication
         Possession Ratio, or MPR, and 95% infusion patient satisfaction scores." Please revise to provide these metrics for your peers that you are comparing yourself to.
Who We Are, page 2

3. We note your revised disclosure in response to previous comment 14 and re-issue the comment in part. In addition to describing "MPR" and "NPS," please further describe how you calculate "patient satisfaction," "associated family satisfaction," "overall rating of care," and "Hospice Care Index, or HCI, score."
Our Value Proposition, page 7

4. We note your revised disclosure in response to previous comment 12 and re-issue the comment in part. Please explain what it means to have line of sight over service volume.
         If you are able to estimate future service volume based on the number of patients currently under care and the average lengths of stay from historical data, please explain what the remaining 24% or 31% of service volume outside the line of sight represents or why that portion of service volume cannot be estimated using the same calculation method.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 115

5. We note your response to prior comment 27. Notwithstanding your rationale for excluding start-up costs from your non-GAAP adjusted EBITDA measure, this adjustment appears
FirstName LastNameJon Rousseau
       to represent normal, recurring cash operating expenses and therefore inconsistent with the
Comapany    NameBrightSpring
       guidance                  Health
                 in Question 100.01   ofServices, Inc. Financial Measures
Compliance
                                         the Non-GAAP
October&23,
          Disclosure
             2023 PageInterpretation.
                         2            Please revise to remove the adjustment
accordingly.
FirstName LastName
 Jon Rousseau
FirstName LastNameJon   Rousseau
BrightSpring Health Services, Inc.
Comapany
October 23,NameBrightSpring
            2023               Health Services, Inc.
October
Page 3 23, 2023 Page 3
FirstName LastName
6. Regarding your management fees, significant projects expenses, and legal costs excluded from your non-GAAP measure Adjusted EBITDA, please expand your disclosures to clearly explain why these costs are not normal, recurring operating expenses, similar to your response.
Employees and Human Capital Resources, page 159

7. We note that on page 159 you cite an approximately 80% retention of clinical positions in home health care, hospice care, and community and rehab care. Please revise to state the time period this statistic covers.
Business
Regulation
Corporate Practice of Medicine and Fee-Splitting Laws, page 165

8. We note your revised disclosure in response to previous comment 17 and your statement that "[s]ome of the states in which we currently operate have laws that prohibit business entities, such as us, from practicing medicine, employing physicians to practice medicine..." Given that you directly employ physicians who provide healthcare services to your patients, please expand on this discussion to explain how you comply with state laws that prohibit you from employing physicians to practice medicine. Please note if you believe you are in compliance with such laws or if you do not engage in Provider Services in certain states.
Licensing Laws and State Directives, page 165

9. We note your revised disclosure in response to previous comment 28 and re-issue the comment in part. We note your statements on page 47 that "[i]n the past, regulators have taken measures against certain of our facilities and locations as a result of non-compliance with applicable laws and regulations." Please briefly describe the specific laws and regulations which led regulators to take measures against certain of your facilities and locations as well as the extent of your non-compliance with such requirements. To the extent material, please discuss any other specific incidents in addition to the July 2020 incident involving the West Virginia Department for Health and Human Resources. With
         respect to the July 2020 West Virginia incident, please expand on your disclosure to discuss the reason for the statewide admissions ban and explain how and when the ban orders were subsequently cleared. We note that you state the following on page 166: "For example, we self-reported an employee in West Virginia who failed to meet our standards of care, and we communicated with regulators as part of their investigation and as part of licensure surveys." Please revise to state the date of the self-reported issue and whether it was related to the admissions ban.
 Jon Rousseau
FirstName LastNameJon   Rousseau
BrightSpring Health Services, Inc.
Comapany
October 23,NameBrightSpring
            2023               Health Services, Inc.
October
Page 4 23, 2023 Page 4
FirstName LastName
Certain Relationships and Related Party Transactions
Transactions involving affiliates of Walgreen Stockholder, page 201

10. Please revise to provide the termination provisions of the two agreements involving affiliates of Walgreen Stockholder.
       Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:      Sunny Cheong, Esq.